[redacted]

09057762

UNITED STATES
:URITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48989

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

PROCESSED
MAR 12 2009
THOMSON REUTERS

NAME OF BROKER-DEALER:

P.M.K. Securities & Research, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

105 East Atlantic Avenue, Suite 200
(No. and Street)

Delray Beach (City) Florida (State) 33444 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Roger Kumar (561) 454-1770
(Area Code-Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hacker, Johnson & Smith PA
(Name – of individual, state, last,first, middle name)

500 West Cypress Creek Road, Suite 450, Fort Lauderdale, Florida 33309
(Address) (City) (State) (Zip Code)

SEC
Mail Processing
Section
FEB 23 2009
Washington, DC
101

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

- *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Securities and Exchange Commission
Washington, D.C. 20549:

I, the undersigned officer of P.M.K. Securities & Research, Inc., affirm that, to the best of my knowledge and belief the accompanying consolidated financial statements and accompanying schedules pertaining to the firm of P.M.K. Securities & Research, Inc., as of December 31, 2008, are true and correct. I further affirm that neither the Company, nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

P.M.K. Securities & Research, Inc.

John M. Murphy, President

Sworn to and subscribed before me this
20 day of February, 2009.

(Signature of Notary Public)

NOTARY PUBLIC-STATE OF FLORIDA
Wendy Wurst
Commission # DD555079
My Comm. Expires: 07/05/2010

Personally known: ✓

This report ** contains (check all applicable boxes):

- x (a) Facing page.
- x (b) Consolidated Statement of Financial Condition.
- x (c) Consolidated Statement of Income.
- x (d) Consolidated Statement of Cash Flows.
- x (e) Consolidated Statement of Changes in Stockholders' Equity.
- __ (f) Consolidated Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- x (g) Computation of Net Capital.
- __ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- __ (i) Information Relating to the Possession or control Requirements under Rule 15c3-3.
- x (j) A Reconciliation, including appropriate explanation, of Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- __ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- x (l) And Oath or Affirmation.
- __ (m) A copy of SIPC Supplemental Report.
- x (n) A report describing any material inadequacies found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portion of this filing. see section 240.17a-5(e)(3).*

HACKER, JOHNSON & SMITH PA

Fort Lauderdale
Orlando
Tampa

Certified Public Accountants

Independent Auditors' Report

P.M.K. Securities & Research, Inc.
Delray Beach, Florida:

We have audited the accompanying consolidated statement of financial condition of P.M.K. Securities & Research, Inc. and Subsidiary (the "Company") at December 31, 2008 and the related consolidated statements of income, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements, taken as a whole.

Hacker, Johnson + Smith PA

HACKER, JOHNSON & SMITH PA
Fort Lauderdale, Florida
February 14, 2009

500 West Cypress Creek Road, Suite 450, Fort Lauderdale, Florida 33309, (954) 772-3039
A Registered Public Accounting Firm

P.M.K. SECURITIES & RESEARCH, INC. AND SUBSIDIARY

Consolidated Statement of Financial Condition

At December 31, 2008

Assets	
Cash	$ 263,044
Securities owned	8,293
Receivable from clearing organization	381,174
Accounts receivable	45,818
Furniture and equipment, net	59,914
Prepaid expenses	19,409
Refundable deposits	9,747
Other receivable	76
Total	$ 787,475
Liabilities and Stockholders' Equity	
Liabilities:	
Note payable	30,519
Accounts payable and accrued expenses	169,037
Total liabilities	199,556
Commitments and contingencies (Notes 4 and 7)	
Stockholders' equity:	
Common stock, $.01 par value; authorized 10,000 shares, 510 issued and outstanding	5
Additional paid-in capital	53,995
Retained earnings	533,919
Total stockholders' equity	587,919
Total	$ 787,475

See accompanying Notes to Consolidated Financial Statements.

P.M.K. SECURITIES & RESEARCH, INC. AND SUBSIDIARY

Consolidated Statement of Income

Year Ended December 31, 2008

Revenues:	
Commissions	$ 2,106,949
Principal transactions	295,535
Management fees	650,041
Interest	5,938
Other	494,024
Total revenues	3,552,487
Expenses:	
Commissions	1,636,806
Compensation and employee benefits	406,611
Clearing organization fees	227,642
Rent	146,636
Equipment rental and quotation services	70,429
Communications	29,123
Professional fees	15,254
Other	199,746
Total expenses	2,732,247
Net income	$ 820,240

See accompanying Notes to Consolidated Financial Statements.

P.M.K. SECURITIES & RESEARCH, INC. AND SUBSIDIARY

Consolidated Statement of Changes in Stockholders' Equity

Year Ended December 31, 2008

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholders' Equity
Balance at December 31, 2007	$ 5	53,995	682,312	736,312
Cash dividends	-	-	(968,633)	(968,633)
Net income	-	-	820,240	820,240
Balance at December 31, 2008	$ 5	53,995	533,919	587,919

See accompanying Notes to Consolidated Financial Statements.

P.M.K. SECURITIES & RESEARCH, INC. AND SUBSIDIARY

Consolidated Statement of Cash Flows

Year Ended December 31, 2008

Cash flows from operating activities:	
Net income	$ 820,240
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	33,105
Decrease in securities owned	15,054
Decrease in receivable from clearing organization	136,437
Decrease in accounts and other receivable	28,615
Increase in prepaid expenses	(1,321)
Decrease in accounts payable and accrued expenses	(29,921)
Net cash provided by operating activities	1,002,209
Cash flows from financing activities:	
Net decrease in note payable	(12,577)
Cash dividends paid	(968,633)
Net cash used in financing activities	(981,210)
Net increase in cash	20,999
Cash at beginning of year	242,045
Cash at end of year	$ 263,044
Supplementary cash flow information – Cash paid for interest during the year	$ 2,862

See accompanying Notes to Consolidated Financial Statements.

(1) Summary of Significant Accounting Policies

General. P.M.K. Securities & Research, Inc. ("PMK Securities") is a fully-disclosed securities broker/dealer located in Delray Beach, Florida. P.M.K. Capital Advisors, Inc. ("Capital Advisors") is a wholly-owned subsidiary of the PMK Securities (collectively they are referred to as the "Company"). The Company provides securities brokerage and advisory services to customers primarily in the Southeastern United States. The following is a description of the significant accounting policies which the Company follows in preparing and presenting its consolidated financial statements, which conform to U.S. generally accepted accounting principles.

Estimates. The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Basis of Presentation. The accompanying consolidated financial statements include the accounts of PMK Securities and Capital Advisors. All significant intercompany accounts and transactions have been eliminated in consolidation.

Securities and Securities Transactions. The Company records customers' securities transactions and related income and expenses on a trade date basis. Securities owned are carried at market value. In cases where there is no readily available market price, the fair value is determined in good faith by management.

Advisory Services. Income from advisory services is recorded when it is earned.

Depreciation. Depreciation has been provided using accelerated methods over the estimated useful lives of the assets.

Income Taxes. PMK Securities shareholders have elected for it to be treated as an S-Corporation and have elected for Capital Advisors to be treated as a qualified Subchapter S subsidiary. For federal and state income tax purposes all items of income and expense flow through to its stockholders. Therefore no provision for income taxes has been reflected in these consolidated financial statements.

Fair Value Measurements. Effective January 1, 2008, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 157, *Fair Value Measurements* ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value and enhances disclosures about fair value measurements.

(continued)

(1) Summary of Significant Accounting Policies, Continued

Fair Value Measurements, Continued. SFAS 157 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. SFAS 157 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities that are not active; and model-driven valuations whose inputs are observable or whose significant value drivers are observable. Valuations may be obtained from, or corroborated by, third-party pricing services.

Level 3: Unobservable inputs to measure fair value of assets and liabilities for which there is little, if any market activity at the measurement date, using reasonable inputs and assumptions based upon the best information at the time, to the extent that inputs are available without undue cost and effort.

In October 2008, the Financial Accounting Standards Board ("FASB") issued FASB Staff Position No. 157-3, *Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active.* This FASB Staff Position clarifies the application of SFAS 157, in determining the fair value of a financial asset when the market for that financial asset is not active. This FASB Staff Position was effective upon issuance.

The following describes valuation methodologies used for assets and liabilities measured at fair value:

Securities Owned. Where quoted prices are available in an active market, securities are classified within level 1 of the valuation hierarchy. Level 1 securities include highly liquid government bonds, certain mortgage products and exchange-traded equities. If quoted market prices are not available, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics, or discounted cash flows. Examples of such instruments, which would generally be classified within level 2 of the valuation hierarchy, include certain collateralized mortgage and debt obligations and certain high-yield debt securities. In certain cases where there is limited activity or less transparency around inputs to the valuation, securities are classified within level 3 of the valuation hierarchy. Securities classified within level 3 include certain residual interests in securitizations and other less liquid securities.

(continued)

(2) Receivable from Clearing Organization

The receivable from Clearing Organization consists of money-market accounts which are held by the clearing organization.

(3) Securities Owned

Securities owned consist of investment securities at estimated fair values determined by management and are as follows (in thousands):

	At December 31, 2008
Corporate equities:	
Not readily marketable	$ 880
Marketable	7,413
	$ 8,293

Assets and liabilities measured at fair value on a recurring basis, are summarized below (in thousands):

		Fair Value Measurements at December 31, 2008 Using		
	Fair Value As of December 31, 2008	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Securities owned	$ 8,293	7,413	-	880

The table below presents a reconciliation for all assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the year ended December 31, 2008. These instruments were valued using pricing models and discounted cash flow methodologies incorporating assumptions that, in management's judgment, reflect the assumptions a marketplace participant would use at December 31, 2008.

	Total Fair Value Measurements Year Ended December 31, 2008
Balance, January 1, 2008	$ 8,500
Total realized losses	
Included in earnings	(7,620)
Balance, December 31, 2008	$ 880

(continued)

(4) Furniture and Equipment

A summary of furniture and equipment is as follows:

	At December 31, 2008
Furniture and office equipment	$ 93,943
Automobile	71,579
Total cost	165,522
Less accumulated depreciation	(105,608)
Furniture and equipment, net	$ 59,914

The Company leases its office facility under an operating lease agreement. The lease contains escalation clauses for annual rent adjustments. Rent expense totaled $146,636 for the year ended December 31, 2008. The future minimum lease payments at December 31, 2008 are approximately as follows:

Year Ending December 31,	Amount
2009	$ 151,035

(continued)

(5) Profit Sharing Plan

The Company offers a Section 401(k) Profit Sharing Plan, which is available for employees who have completed one year of service and have attained age twenty-one. The Company made no contributions to the Plan in 2008.

(6) Note Payable

At December 31, 2008, the Company had a note payable with a balance of $30,519. The note bears interest at 7.65% and is payable in monthly installments through February 2011. The note is collateralized by the Company's automobile.

(7) Contingencies

Various legal claims also arise from time to time in the normal course of business which, in the opinion of management, will have no material effect on the Company's consolidated financial statements.

(8) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission uniform net capital rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness must not exceed net capital, as those terms are defined, by a ratio of more than 15 to 1. At December 31, 2008, the Company's minimum net capital requirement was $50,000. PMK Securities' net capital computed on an unconsolidated basis and in accordance with the Rule of the Commission amounted to $281,838 and the ratio of aggregate indebtedness to net capital was .55 to 1.

(9) Concentration of Credit Risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of the receivable from its clearing organization.

(continued)

(10) Consolidating Statement of Financial Condition

The following is a consolidating statement of financial condition at December 31, 2008:

	P.M.K. Securities & Research, Inc.	P.M.K. Capital Advisors, Inc.	Eliminations	Consolidated
Cash	$ 50,088	212,956	-	263,044
Securities owned	8,293	-	-	8,293
Receivable from clearing organization	381,174	-	-	381,174
Accounts receivable	14,642	31,176	-	45,818
Furniture and equipment	59,914	-	-	59,914
Investment in and advances to subsidiary	200,301	-	(200,301)[a]	-
Prepaid expenses	19,409	-	-	19,409
Refundable deposits	9,747	-	-	9,747
Other receivable	76	-	-	76
Total	$ 743,644	244,132	(200,301)	787,475
Note payable	30,519	-	-	30,519
Accounts payable and accrued expenses	125,206	43,831	-	169,037
Total liabilities	155,725	43,831	-	199,556
Common stock	5	1	1[a]	5
Additional paid-in capital	53,995	4,999	4,999[a]	53,995
Retained earnings	533,919	195,301	195,301[a]	533,919
Total stockholders' equity	587,919	200,301	200,301	587,919
Total	$ 743,644	244,132	200,301	787,475

[a] To eliminate investment in subsidiary

P.M.K. SECURITIES & RESEARCH, INC. AND SUBSIDIARY

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2008

NET CAPITAL	
Total stockholders' equity	$ 587,919
Deduct stockholders' equity not allowable for net capital	-
Total stockholders' equity qualified for net capital	587,919
Deductions and/or charges -	
Nonallowable assets:	
Furniture and equipment	59,914
Investment in and advances to subsidiary	200,301
Other receivables	76
Receivables from noncustomers	14,642
Securities not readily marketable	880
Other assets	29,156
Total nonallowable assets	304,969
Net capital before haircuts on securities	282,950
Haircuts on securities	1,112
Net capital	$ 281,838
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required (based on aggregate indebtedness)	$ 10,381
Minimum net capital required of reporting broker or dealer	$ 50,000
Net capital requirement (greater of above)	$ 50,000
Excess net capital	$ 231,838
AGGREGATE INDEBTEDNESS	
Item included in statement of financial condition-	
Total A.I. Liabilities from Statement of Financial Condition	$ 155,725
Ratio aggregate indebtedness to net capital	.55

RECONCILIATION OF SUPPORTING SCHEDULES WITH MOST RECENT PART II FILING

There are no material differences between the computation of net capital pursuant to Rule 15c3-1 included in Form X-17A-5 Part II as previously filed with the commission and the schedules contained herein.

(continued)

HACKER, JOHNSON & SMITH PA

Fort Lauderdale
Fort Myers
Orlando
Tampa

Certified Public Accountants

Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

February 14, 2009

P.M.K. Securities & Research, Inc.
Delray Beach, Florida:

In planning and performing our audit of the financial statements and supplemental schedules of P.M.K. Securities & Research, Inc. (the "Company"), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

500 West Cypress Creek Road, Suite 450, Fort Lauderdale, Florida 33309, (954) 772-3039
A Registered Public Accounting Firm

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Very truly yours,

Harden Johnson + Smith PA

END